WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348

August 27, 2012

Erin E. Martin, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Taylor Consulting, Inc.
Registration Statement on Form S-1
Amendment No. 3.
File No. 333-181226

Dear Ms. Martin,

We have filed on EDGAR the above Amendment No. 3 containing the updated financial statements and related updated disclosure as discussed with the staff in our recent telephone call.

We will contact you shortly to determine the appropriate date for submitting our request for acceleration.

Sincerely,

/s/ Michael T. Williams

Michael T. Williams, Esq.